SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated December 11, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA –  December 11, 2025 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), announces the issuance of its Series XXIV Additional Notes in the international market for USD 180 million, according to the following information:

Series XXIV Additional Notes

Amount to be Issued: USD 180,000,000

Total Outstanding Nominal Value after Issuance: USD 480,454,198

Issue and Settlement Date: December 17, 2025.

Maturity Date: March 31, 2035. If the Maturity Date is not a Business Day, payment will be made on the next succeeding Business Day, without any additional interest accruing.
Issue Price: 98.503% plus accrued interest from September 30, 2025 (inclusive) to December 17, 2025 (exclusive), for a total amount of USD 3,080,000 (equivalent to USD 17.11 per USD 1,000 of principal of the Notes), plus any additional accrued interest if settlement occurs after such date.

Interest Rate: 8.00%

Average Life: 8.3 years.

Yield to Maturity: 8.25%.

Amortization:Principal will be amortized in three annual installments as follows:

    - 33% of the nominal value on March 31, 2033;
    - 33% of the nominal value on March 31, 2034; and
    - 34% of the nominal value on March 31, 2035.

Interest Payment Dates: Semmiannually, on March 31 and September 30 of each year, starting on March 31, 2026. If any Interest Payment Date is not a Business Day, payment will be made on the next succeeding Business Day, with the same force and effect as if made on the scheduled date, and without accruing additional interest.

Form and Place of Payment: in United States Dollars, outside of Argentina, through DTC or its representative.

CUSIP: Rule 144A: 450047 AJ4 Regulation S: P58809 BU0

ISIN: Rule 144A: US450047AJ43 Regulation S: USP58809BU07

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

December 11, 2025

&#xD;